United States
                            Securities and Exchange Commission
                                  Washington, D.C. 20549


                                      SCHEDULE 13D


                         Under the Securities Exchange Act of 1934
                                     (Amendment No. 4)


                               Putnam Dividend Income Fund
                                     (Name of Issuer)


                                       Common Stock
                              (Title of Class of Securities)


                                       746706-10-0
                                      (CUSIP Number)



                                The Commerce Group Inc.
                                     211 Main Street
                                    Webster, MA 01570
                                     (508) 943-9000
                     (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)



                                     April 11, 2001
                   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box:    [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













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CUSIP No.: 746706-10-0                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 4
                                            APRIL 11, 2001




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group, Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                              5,420,950
         SHARED VOTING POWER                                 0
         SOLE DISPOSITIVE POWER                         5,420,950
         SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,420,950

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           50.1%

14.      TYPE OF REPORTING PERSON
           [HC]














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CUSIP No.: 746706-10-0                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 4
                                            APRIL 11, 2001




ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of Putnam Dividend Income Fund (the "Fund"), a Massachusetts business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at One Post Office Square, Boston, MA.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (c) This Schedule 13D is being filed by The Commerce Group, Inc. (the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. The name, business address and principal occupation of each director and executive officer of the Reporting Person are set forth on Annex A hereto, which is incorporated by reference. All information in this Schedule 13D with respect to the persons listed on Annex A is given to the knowledge of the Reporting Person.

     (d) During the past five years, neither the Reporting Person nor any of the persons listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither the Reporting Person nor any of the persons listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the individuals listed in Annex A are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of the funds used by the Reporting Person to purchase Shares listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $54,233,400.












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CUSIP No.: 746706-10-0                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 4
                                            APRIL 11, 2001


ITEM 4.  PURPOSE OF TRANSACTION

     On April 6, 2001, the Board of Trustees of the Issuer announced that it would immediately and completely liquidate the Fund and forcibly redeem the interests of all shareholders. The announced plan of liquidation is purportedly to be implemented without shareholder consideration, and will result in a liquidating distribution to shareholders of record as of April 16, 2001. In its announcement, the Trustees conveyed that their decision to liquidate the Fund was intended to prevent shareholders from replacing the current Putnam trustees.

    The Reporting Person, by letter dated, April 11, 2001 (Attached hereto as Appendix A) has proposed to the Issuer that the Fund continue in existence and that all shareholders, other than the Reporting Person, be given the opportunity to be redeemed at net asset value, or to remain invested in the Fund. The Reporting Person believes that the Trustees' proposal would present shareholders with the risk of losing millions of dollars in value, since the Putnam action calls for an immediate sale or distribution of the Issuer's portfolio, regardless of current prices or market conditions. The Trustees' action also fails to distribute to the shareholders fair value for their pro rata share of the intangible assets of the Fund.

    The Reporting Person believes that it is inappropriate to force shareholders of a closed-end fund to either (i) accept a redemption in cash or securities, or (ii) exchange their interests into another Putnam managed fund. Instead, the Reporting Person believes that the current Trustees should reconsider the liquidation and permit shareholders to retain their interests and to do so before beginning to liquidate the Fund's assets. The Reporting Person had sought a meeting with the Trustees for several weeks prior to their April 6 announcement but was not given the opportunity to meet with them.

     The Reporting Person is continuing to evaluate alternative actions, including taking shareholder action to prevent or rescind the purported liquidation, pursing legal or regulatory relief against the Issuer, its trustees or the investment adviser to the Issuer, or making further proposals.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Fund's reports with the Securities and Exchange Commission report that 10,828,107 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 50.1% of the Fund's outstanding Shares.











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CUSIP No.: 746706-10-0                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 4
                                            APRIL 11, 2001


     The Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 5,420,950 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 50.1% of the outstanding shares.

                                                    Shares               Cost
     The Commerce Insurance Company               4,860,950          $48,834,719
     Citation Insurance Company                     100,000              966,500
     American Commerce Insurance Company            300,000            2,858,906
     Commerce West Insurance Company                160,000            1,573,275

                    Totals                        5,420,950          $54,233,400

     (c) No purchases of shares of Common Stock have been effected subsequent to March 31, 2001. Purchases prior to April 1, 2001, all of which were made on the New York Stock Exchange, were reported on previous
Schedule 13D filings.


     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.


     (e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Annex A      Officers and Directors of Reporting Person and Insurance
Subsidiaries
    Appendix A   Letter to John A. Hill, Chairman of the Trustees of
Putnam Dividend
                 Income Fund










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CUSIP No.: 746706-10-0                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 4
                                            APRIL 11, 2001





                                      SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



ARPIL 11, 2001                        THE COMMERCE GROUP, INC.










                                          Gerald Fels
                                          Executive Vice President &
                                          Chief Financial Officer




























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


                                         ANNEX  A

                                   THE COMMERCE GROUP, INC.

                                          DIRECTORS
Herman F. Becker......................... Owner of Sterling Realty and Huguenot
                                          Development Corporation

Joseph A. Borski, Jr..................... Self-employed Certified Public Accountant

Eric G. Butler........................... Retired Vice President and General Claims Manager
                                          of Commerce and Citation

Henry J. Camosse......................... Retired President, Henry Camosse & Sons Co., Inc.,
                                          a building and masonry supplies company

Gerald Fels.............................. Executive Vice President and Chief Financial
                                          Officer of the Company

David R. Grenon.......................... Chairman Emeritus and Assistant Clerk of The
                                          Protector Group Insurance Agency, Inc.

Robert W. Harris......................... Retired Treasurer, H.C. Bartlett Insurance Agency,
                                          Inc.

Robert S. Howland........................ Retired Clerk, H.C. Bartlett Insurance Agency,
                                          Inc.

John J. Kunkel........................... President and Treasurer, Kunkel Buick and GMC
                                          Truck; Treasurer, Kunkel Bus Company

Raymond J. Lauring....................... Retired President, Lauring Construction Company

Roger E. Lavoie.......................... Retired President and Treasurer, Lavoie Toyota-
                                          Dodge, Inc.

Normand R. Marois........................ Retired Chairman of the Board, Marois Bros., Inc.,
                                          a contracting firm

Suryakant M. Patel....................... Retired physician who specialized in internal medicine

Arthur J. Remillard, Jr.................. President, Chief Executive Officer and Chairman
                                          of the Board of the Company

Arthur J. Remillard, III................. Senior Vice President and Assistant Clerk of
                                          the Company; Senior Vice President of Commerce
                                          and Citation in charge of Policyholder Benefits

Regan P. Remillard....................... Senior Vice President of the Company; President
                                          and Secretary of Commerce West Insurance Company;
                                          President of ACIC Holding Co., Inc.; Vice Chairman
                                          of the Board and Chief Executive Officer of
                                          American Commerce Insurance Company

Gurbachan Singh.......................... Retired physician who specialized in general surgery

John W. Spillane......................... Clerk of the Company and practicing attorney

                                             ANNEX  A

                               DIRECTORS OF
                               COMMERCE HOLDINGS, INC.
                                  The Commerce Insurance Company
                                   Commerce West Insurance Company
                                  Citation Insurance Company

Arthur J. Remillard, Jr...........     President, Chief Executive Officer and Chairman of
                                       the Board

Gerald Fels.......................     Executive Vice President and Chief Financial Officer;
                                       Treasurer, Commerce Holdings, Inc.

Arthur J. Remillard, III..........     Senior Vice President and Clerk

Regan P. Remillard................     Senior Vice President; President and Secretary of
                                       Commerce West Insurance Company

James A. Ermilio..................     Vice President and General Counsel

David R. Grenon...................     Chairman Emeritus and Assistant Clerk of The
                                       Protector Group Insurance Agency

John M. Nelson....................     Chairman of Brown & Sharpe Mfg., Co.

Suryakant M. Patel................     Retired physician who specialized in internal
                                       medicine

William G. Pike...................     Executive Vice President and Chief Financial Officer
                                       of Granite State Bankshares, Inc.

H. Thomas Rowles..................     Chairman of the Board of ACIC Holding Co., Inc.;
                                       Chairman of the Board of American Commerce Insurance
                                       Company; President, Chief Executive Officer and
                                       Director of AAA Southern New England

Mark A. Shaw......................     Treasurer of ACIC Holding Co., Inc.; Executive Vice
                                       President and Chief Operating Officer of AAA Southern
                                       New England





















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


                                            ANNEX  A

                               DIRECTORS OF
                               American Commerce Insurance Company


H. Thomas Rowles..................     Chairman of the Board of ACIC Holding Co., Inc.;
                                       Chairman of the Board of American Commerce Insurance
                                       Company; President, Chief Executive Officer and
                                       Director of AAA Southern New England

Regan P. Remillard................     President of ACIC Holding Co., Inc.; Vice Chairman of
                                       the Board and Chief Executive Officer of American
                                       Commerce Insurance Company; Senior Vice President of
                                       The Commerce Group, Inc.; President and Secretary of
                                       Commerce West Insurance Company

Mark A. Shaw......................     Treasurer of ACIC Holding Co., Inc.; Executive Vice
                                       President and Chief Operating Officer of AAA Southern
                                       New England

Gerald Fels.......................     Executive Vice President and Chief Financial Officer
                                       of The Commerce Group, Inc.

Patrick W. Doherty................     President and Chief Executive Officer of AAA Oklahoma

Terry R. Farias...................     President and Chief Executive Officer of AAA Hoosier
                                       Motor Club

Roger L. Graybeal.................     President and Secretary of AAA Oregon/Idaho

Richard S. Hamilton...............     President of AAA West Pennsylvania/West
                                       Virginia/South Central Ohio

Gerald P. Hogan...................     President and Chief Operating Officer of American
                                       Commerce Insurance Company

Charles B. Liekweg................     President and Chief Executive Officer of AAA
                                       Washington

D. James McDowell.................     President and Chief Executive Officer of AAA Arizona

Peter C. Ohlheiser................     President of Ohio Motorists Association


















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


                                             ANNEX  A

                                  THE COMMERCE GROUP, INC.


                                Officers of the Commerce Group, Inc.
President, Chief Executive Officer and Chairman of the Board.....     Arthur J. Remillard, Jr.
Executive Vice President and Chief Financial Officer.............     Gerald Fels
Senior Vice President and Assistant Clerk........................     Arthur J. Remillard, III
Senior Vice President............................................     Regan P. Remillard
Senior Vice President............................................     Mary M. Fontaine
Vice President and General Counsel...............................     James A. Ermilio
Clerk............................................................     John W. Spillane
Treasurer and Chief Accounting Officer...........................     Randall V. Becker
Assistant Treasurer..............................................     Thomas A. Gaylord
Assistant Vice President.........................................     Robert E. McKenna
                           Officers of Massachusetts Subsidiaries
President, Chief Executive Officer and Chairman of the Board.....     Arthur J. Remillard, Jr.

Executive Vice President and Chief Financial Officer.............     Gerald Fels

Senior Vice President and Secretary..............................     Arthur J. Remillard, III

Senior Vice Presidents...........................................     David H. Cochrane
                                                                      Peter J. Dignan
                                                                      Mary M. Fontaine
                                                                      Regan P. Remillard
                                                                      Joyce B. Virostek


Vice Presidents..................................................     Elizabeth M. Edwards
                                                                      Karen A. Lussier
                                                                      Michael J. Richards
                                                                      Angelos Spetseris
                                                                      Henry R. Whittier, Jr.

Vice President and General Counsel...............................     James A. Ermilio

Assistant Vice Presidents..................  David P. Antocci         Susan A. Horan
                                             Robert M. Blackmer       John V. Kelly
                                             Stephen R. Clark         Ronald J. Lareau
                                             Raymond J. DeSantis      Donald G. MacLean
                                             Warren S. Ehrlich        Robert E. McKenna
                                             Richard W. Goodus        Robert L. Mooney
                                             James E. Gow             Emile E. Riendeau

Treasurer and Chief Accounting Officer...........................     Randall V. Becker

Assistant Treasurer..............................................     Thomas A. Gaylord








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


                                             ANNEX  A

                          Officers of American Commerce Insurance Company

Chairman of the Board...........................................      H. Thomas Rowles
Vice Chairman of the Board and Chief Executive Officer..........      Regan P. Remillard
President and Chief Operating Officer...........................      Gerald P. Hogan
Senior Vice President and Chief Financial Officer...............      Michael V. Vrban
Senior Vice President...........................................      Carol R. Blaine
Treasurer.......................................................      Richard B. O'Hara
Chief Legal Officer and Secretary...............................      James A. Ermilio
Assistant Vice President........................................      Gregory S. Clark
Assistant Vice President, General Counsel, and
  Assistant Secretary...........................................      Julie Deley-Shimer

                                                            APPENDIX A

                         THE COMMERCE GROUP, INC.


April 11, 2001


Via Facsimile and Overnight Mail


Mr. John A. Hill
Chairman of the Trustees
Putnam Dividend Income Fund
One Post Office Square
Boston, Massachusetts  02109


Dear Mr. Hill:

We are writing to request that you and the independent Trustees meet with representatives of The Commerce Group, Inc. ("Commerce") to discuss the interests of shareholders of the Putnam Dividend Income Fund. The purpose of our meeting would be to discuss how Fund shareholders would be better served by the Trustees' considering an alternative to the complete liquidation of the Fund announced on Friday.

The context of our request is important to review. As you know, for several years Commerce, with its affiliates, has held 30% or more of the outstanding shares of Putnam Dividend Income Fund. Like other shareholders, Commerce chose to invest in the Fund as a tax-efficient pooled investment vehicle, and an alternative to redeemable open-end funds. In fact, Putnam long advocated the closed-end structure as providing long-term value beyond the day-to-day market price of its investments.

Over the past several weeks we have asked, but were not given the opportunity, to meet with one or more Trustees of the Fund to discuss means of furthering the interests of all shareholders. We have met with the Fund's advisor. Over this time, we have become convinced that there remains untapped value in the Fund, and that there are changes in structure and strategy that would enhance that value. We strongly believe that the announced plan of complete liquidation is not the best means to accomplish that goal.

Instead, we are hereby proposing that the Fund continue in operation, with shareholders (other than Commerce) being given the choice to (i) receive a distribution of net asset value, in cash or in kind, or (ii) retain their ownership in the Fund.






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



Mr. John A. Hill
April 11, 2001
Page 2



We believe that this alternative satisfies the goals announced on Friday by the Trustees, yet offers both large and small shareholders the opportunity to maintain their chosen long-term strategy in a tax efficient manner. Rather than a forced redemption of all shareholders in what may be an inopportune market, and an unplanned taxable event to shareholders, our proposal would offer shareholders the opportunity to continue having their assets managed by Putnam Investment Management, or a successor. Further, it allows current Trustees to offer an exit for those that choose liquidity, rather than continue with potentially new trustees or fund management.

It is imperative that this course of action be discussed before irrevocable steps are taken that dissipate the value that is in the Fund and in its portfolio. Please contact me immediately at (508) 949-4113 to arrange for this meeting.

Sincerely,



Gerald Fels,
Executive Vice President and
  Chief Financial Officer


cc:   (via facsimile and overnight mail)
      Jameson A. Baxter, Trustee
      Hans H. Estin, Trustee
      Ronald J. Jackson, Trustee
      Paul L. Joskow, Trustee
      Elizabeth T. Kennan, Trustee
      Lawrence K. Lasser, Trustee
      John H. Mullin, III, Trustee
      Robert E. Patterson, Trustee
      George Putnam, III, Trustee
      A.J.C. Smith, Trustee
      W. Thomas Stephens, Trustee
      W. Nicholas Thorndike, Trustee








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